UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

FOMENTO ECONÓMICO MEXICANO, S.A. B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, furnishing the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes  ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga Chief Financial Officer

Date: March 26, 2012

SUMMARY OF THE RESOLUTIONS TAKEN BY THE
GENERAL EXTRAORDINARY SHAREHOLDER’S MEETING HELD ON MARCH 23RD, 2012

QUORUM OF ATTENDANCE 88.82%

First: It was approved the merger by incorporation into Fomento Económico Mexicano, S.A.B. de C.V. (“the Company”) of Desarrollo de Marcas Refresqueras, S.A. de C.V., Isildur, S.A. de C.V., Tiendas Oxxo Cedis Mexico, S.A. de C.V., Estaciones Oxxo México, S.A. de C.V., Empresas Cuadrox, S.A. de C.V., Corporación Emprex, S.A. de C.V. and Consorcio Progresivo de Servicios Refresqueros, S.A. de C.V. all of them, wholly-owned subsidiaries of the Company.

The merger shall have full force and effect between the parties as of April 1st, 2012 and before third parties upon the registration of the public deed containing the merger agreement before the corresponding Public Registry of Commerce, pursuant to the first paragraph of article 225 of the General Law of Commercial Corporations, with retroactive effects as of April 1st, 2012.

As a result of the merger, the Company will substitute the merged companies in all of their rights and in all of the agreements in which the merged companies are parties to. All liabilities of the merged companies shall be assumed of the Company and the Company will unconditionally be bound to settle such liabilities pursuant to article 225 of the General Law of the Commercial Corporations. In addition, the Company will timely comply with any obligation of civil, commercial, labor or tax nature or any other kind of liabilities of the merged companies.

The Company will not increase its capital stock or issue any shares as a result of the merger, since the Company either directly or indirectly holds 100% of the capital stock of the merged companies.

Second: The appointment of delegates to formalize the resolutions of the meeting was approved.

Third: The minutes of the meeting were approved.